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                                                   CELANESE AG     Corporate Center
                                                 Media Relations   Frankfurter Strasse 111
                                                                   61476 Kronberg/Ts.
PRESS INFORMATION                                                  Germany

                                                                   Europe:
                                                                   -------
                                                                   Michael Kraft
                                                                   Phone: +49 (0)69/30514072
                                                                   Telefax: +49 (0)69/305 36787
                                                                   Email: M.Kraft@celanese.com

                                                                   Phillip Elliott
                                                                   Phone: +49 (0)69/305 33480
                                                                   Telefax: +49 (0)69/305 36784
                                                                   Email: P.Elliott@celanese.com

                                                                   USA:
                                                                   ----
                                                                   Vance Meyer
                                                                   Phone: +01 (972) 443 4847
                                                                   Telefax: +01 (972) 443 8519
CELANESE EXPECTS GAIN FROM INSURANCE RECOVERIES                    Email:VNMeyer@celanese.com

                                                                   Date: 2. July 2003
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     KRONBERG, GERMANY - (CZZ: FSE; CZ: NYSE): As a result of an arbitration decision and a separate agreement, Celanese AG is entitled to receive approximately (euro)100 million more than the company had previously booked as claims receivable associated with expected insurance reimbursement relating to previously reported plumbing matters.

     Although Celanese expects to realize a gain, the timing and amount depend on circumstances that include limited rights of appeal against the arbitration award.


FORWARD-LOOKING STATEMENTS (STATEMENTS WHICH ARE NOT HISTORICAL FACTS) IN THIS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RISKS AND UNCERTAINTIES DETAILED IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COPIES OF WHICH ARE AVAILABLE FROM THE COMPANY.


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Page: 2 of 2
Date: 2. Jul. 03


     CELANESE AG IS A GLOBAL CHEMICALS COMPANY WITH LEADING POSITIONS IN ITS KEY PRODUCTS AND WORLD CLASS PROCESS TECHNOLOGY. THE CELANESE PORTFOLIO CONSISTS OF FIVE MAIN BUSINESSES: ACETYL PRODUCTS, CHEMICAL INTERMEDIATES, ACETATE PRODUCTS, TECHNICAL POLYMERS TICONA AND PERFORMANCE PRODUCTS.

     CELANESE GENERATED SALES OF AROUND(EURO)4.3 BILLION IN 2002 AND HAS 10,300 EMPLOYEES. THE COMPANY HAS 25 PRODUCTION PLANTS AND SIX RESEARCH CENTERS IN 11 COUNTRIES MAINLY IN NORTH AMERICA, EUROPE AND ASIA. CELANESE AG SHARES ARE LISTED ON THE FRANKFURT STOCK EXCHANGE (STOCK EXCHANGE SYMBOL CZZ) AND ON THE NEW YORK STOCK EXCHANGE (SYMBOL CZ).